

Mail Stop 3030

April 30, 2009

Via U.S. Mail and Facsimile 949-428-8515

Mr. Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, California 92614

> **Re: Composite Technology Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> ** filed December 23, 2008**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> ** September 30, 2008 filed March 9, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **File No. 000-10999**

Dear Mr. Carney:

We have reviewed your response letter dated April 27, 2009 and filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Recent Developments, page 38 and Results of Operations, page 45

1.   We note your response to prior comment 1 which states that you intend the presentation of EBITDAS to be a performance measure and not a liquidity measure. However, your responses to prior comments 1 and 2 refer to the measure as 'a proxy for cash basis income,' a way to gauge your operational ability to service existing or potential debt and a 'measure of the company's ability to generate cash flows from operations.' As such, it appears that the measure is being used as a liquidity measure and, if so, may be prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please tell us why you believe the measure is a performance measure and not a liquidity measure given the purposes for which management uses the measure.

2.   We note from your response to prior comment 2 the referenced disclosure included in your Form 10-K/A. That disclosure does not appear to include all of the disclosures discussed in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued by the Staff in June of 2003 and SAB Topic 14.G. To the extent you conclude that the above presentation is a performance measure and would be permitted by Item 10(e) of Regulation S-K, please revise the disclosure in future filings beginning with your next 10-Q to fully comply with that guidance by providing the required disclosure. Provide us with a copy of proposed disclosure.

Financial Statements, page 55

Note 9. Goodwill and Intangible Assets, page 81

3.   We note your response to prior comment 7 refers to the time period when you review your goodwill and not the date you use to test the balance of your goodwill. Please note that paragraph 26 of SFAS 142 requires you to perform the annual impairment test of your goodwill at the same time every year. As such, please tell us and disclose in future filings the date you use to perform your annual goodwill impairment assessment.

4.   Further, we note that your response did not discuss whether and how you use the two-step method described in paragraphs 19 – 21 to test your goodwill for impairment. Please tell us and revise future filings including your next 10-Q to disclose how you applied paragraphs 19 – 21 of SFAS 142 in assessing your goodwill for impairment.

Item 9A. Controls and Procedures, page 100

5.   We note your response to prior comment 9 indicates that the disclosure which states that management determined there were material weaknesses was meant to represent management's conclusion that your internal controls over financial reporting were not effective. Please note that Item 308(a)(3) of Regulation S-K requires you to provide a clear and definite statement on management's conclusion as to whether internal control over financial reporting were or were not effective as of the end of the period. Please amend your September 30, 2008 Form 10-K to comply.

6.   Your response to prior comment 10 states that you will reference AS 2 in future filings. Please note that AS 5 amended AS 2 and that AS 5 is the appropriate reference. The definition in AS 5 replaced the definition of material weakness that was previously included in AS 2. As such, your disclosure should refer to AS 5 and the definition of a material weakness as shown in AS 5 and not use the old definition that was in AS 2.

Acknowledgements

7.   We note that your response letter did not include the three acknowledgements previously requested in our letter dated April 13, 2009. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant